

August 1, 2013

Todd Spartz
Chief Financial Officer
Selectica, Inc.
2121 South El Camino Real, 10th Floor
San Mateo, CA 94403

> **Re: Selectica, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 9, 2013**
> **File No. 333-189855**

Dear Spartz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

The Offering, page 2

1.   You disclose that at least some of the warrants relating to shares to be offered and sold by Lake Street had not been issued as of the filing date.   In your response letter tell us why the warrants had not yet been issued. Provide your analysis of whether the offer and sale of those warrants was complete at the time the resale registration statement was filed. Your response should explain whether the terms of the warrant sale were fixed and binding on the parties and should explain the extent to which performance of the parties under the agreement for the warrant issuance had been completed prior to the filing date. With your response, please provide a copy of the agreement governing the terms on which the warrants are earned by Lake. For guidance, refer to Question 139.11 of the Securities Act Compliance and Disclosure Interpretations.

Description of Transactions, page 4

2.   Section 5(b) of exhibit 3.5 and section 2(b) of exhibit 4.8 allows you to reduce the
        conversion price of the preferred or the exercise price of the warrants "to any
        amount...deemed appropriate by the Board." Please disclose the existence of this
        provision in your prospectus and tell us whether the number of shares issuable upon
        exercise of warrants or conversion of the preferred stock could be increased in the event
        of a unilateral warrant exercise price adjustment or conversion rate adjustment by
        Selectica. Also tell us what consideration you gave to including a risk factor that
        highlights the risk to investors from the potential dilution that would result if the Board
        decides to reduce the conversion or exercise price substantially below the market price of
        your common.

Selling Stockholders, page 5

3.   Please indicate whether any of the entities in your table are broker-dealers or affiliate of
        broker-dealers.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written
request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-mail
        David A. Richardson, Esq.
        DLA Piper LLP (US)